RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the condensed consolidated unaudited financial statements of Rare Element Resources Ltd. (“Rare Element Resources” or the “Company”).

In September 2010, the applicable provincial securities commissions granted the Company exemptive relief to adopt International Financial Reporting Standards (“IFRS”) with an adoption date of July 1, 2010 and a transition date of July 1, 2009. This MD&A should be read in conjunction with the condensed consolidated financial statements for the three months ended September 30, 2010 and supporting notes. These condensed financial statements have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard 34 (“IAS 34”) – Interim Financial Reporting. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”) to IFRS is set out in Note 16 to these condensed financial statements.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

The reader is encouraged to review the Company’s statutory filings on www.sedar.com.

All currency amounts are expressed in US dollars unless otherwise noted.

Overall Performance

The Company’s principal activity is the acquisition and exploration of mineral properties and is listed as a Tier 1 company on the TSX Venture Exchange under the symbol “RES” in Canada.  On August 18, 2010, the Company listed on the NYSE Amex (“AMEX”) in the United States under the symbol “REE”.

The Company was incorporated in the province of British Columbia on June 3, 1999 and acquired Paso Rico Resources Ltd. (“Paso Rico”) in 2003. Paso Rico owns the Bear Lodge Property in Wyoming, USA, through its wholly owned subsidiary, Paso Rico (USA), Inc. The Bear Lodge Property is subject to two types of exploration projects:  the rare-earth elements (“REE”) project known as the “Bear Lodge REE Project” and the gold project known as the “Sundance Gold Project”.  Between 2006 and 2010, Newmont North America Exploration Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, was earning an interest in the Company’s gold exploration venture on the Bear Lodge Property. On May 12, 2010, the Company announced that it signed an agreement that Newmont would not exercise its option to acquire a 65% working interest and the Company has a 100% interest in the entire property (see “Sundance Gold Project” section).

The Company announce the results of a Scoping Study (the “Study”) (an NI 43-101 compliant "Preliminary Economic Assessment" or “PEA”) on the rare-earth resources delineated on its 100% owned Bear Lodge project on September 28, 2010 (see “Bear Lodge Property – Rare-earth Exploration and Evaluation” section).

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

Rare Earth Element Markets

The markets for Rare Earth Elements are generally small in value compared to other metals, but they are dominated by production from China. China produces over 90% of the world’s rare earth elements and has recently put additional export restrictions and taxes on rare earth elements.

The prices of rare earth elements are quoted in different forms on www.metal-pages.com. Generally speaking, rare earths are sold as individual oxides after separation and are often sold in small sub groups of similar elements. Before separation of the individual elements or oxides, there is quoted price for rare earth concentrates that contain approximately 42% to 45% rare earth oxides.

The prices of rare earths have generally increased approximately 500% in 2010 after a slight recovery 2009 from depressed prices in 2008 due to worldwide economic turmoil. For example, according to Metal Pages, the prices of rare earth concentrates have increased from $4,500 per tonne to $37,500 per tonne.

Since Rare Earth Elements are used for many new technologies, it is estimated that their demand will increase approximately 10% per year for the next 5 years, and possibly longer.

In the summer of 2010, China further reduced its exports of rare earth elements by 40% on an annualized basis. This reduction is what has prompted the drastic increase in prices in the third quarter of 2010.

Bear Lodge Property

Paso Rico holds a 100% interest in a group of unpatented mineral claims, the Bear Lodge Property which consists of the Bear Lodge REE Project and the Sundance Gold Project. The property is situated in the Bear Lodge Mountains of Crook County, northeastern Wyoming.  These claims were, in part, acquired from Freeport-McMoRan Copper & Gold (“Freeport”) by way of a “Mineral Lease and Option for Deed”.  Some of the claims and a portion of a defined area of influence surrounding the claims were previously subject to a production royalty of 2% of Net Smelter Returns ("NSR") payable to Freeport.  Paso Rico owns a portion of the claim group outright and those claims were not subject to the NSR. On March 31, 2009, the Company re-purchased the NSR for $50,000.

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles.  Upon Newmont's withdrawal from the Venture, it transferred 327 of the claims to the Company in May 2010.  There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.  All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management.

Bear Lodge REE Project:

On April 14, 2009, the Company completed a NI 43-101 Mineral Resource Report on the Bear Lodge REE Project. On May 26, 2010, the Company reported a 50% increase in rare-earth mineral resources at the Bear Lodge REE Project (see “Rare-earth Exploration” section).

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

Eden Lake Property

On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project located in the province of Manitoba, Canada for a payment of 300,000 common shares.

The underlying owner, Strider Resources Limited, retains a 3% NSR royalty with the Company having the right to buy 50% of the NSR at anytime for $1.5 million CDN.

Finders’ fees of 20,000 common shares were issued to two unrelated parties for this acquisition. The common shares issued on the acquisition are subject to trading restrictions over an 18-month period.

On February 23, 2010, the Company granted Medallion Resources Ltd. (“Medallion”) an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares (200,000 shares were received) and complete $2,250,000 CDN in the property exploration work commitment expenditures over a five-year period. On October 7, 2010, the Company and Medallion agreed to postpone $50,000 CDN cash payment to no later than the first anniversary of the agreement.  In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

Medallion will be the operator of the exploration program during the option period.

In December 2009, Medallion completed a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property and in February 2010 Medallion received the basic data and initial interpretation of it.

Nuiklavik property

On January 6, 2010, the Company acquired from Altius Minerals Corp. (“Altius”) a 100% interest in 584 mineral claims located in central Labrador, Canada for a payment of 200,000 shares (issued on January 12, 2010).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN. The Company plans to find a partner to explore the Nuiklavik property.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

Exploration expenditures on resource properties:

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2009		June 30, 2010		September 30, 2010
	(Audited)		(Audited)		(Unaudited)
Bear Lodge REE Project
Exploration expenditures:
Assays	$ 29,947	$ 251,038	$ 280,985	$ 144,935	$ 425,920
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	52,166	52,166	3,248	55,414
Drilling	734,672	1,190,955	1,925,627	1,537,358	3,462,985
Engineering consulting	-	131,207	131,207	111,182	242,389
Environmental costs	-	12,503	12,503	5,846	18,349
Geochemistry	-	74,072	74,072	16,000	90,072
Geological consulting	438,759	570,752	1,009,511	234,049	1,243,560
Geophysical	300	-	300	13,200	13,500
Field supplies	-	923	923	16,989	17,912
Land & claims	-	17,111	17,111	80,191	97,302
Metallurgical testing	155,030	306,378	461,408	48,173	509,581
Overhead expenses	13,524	34,531	48,055	27,422	75,477
Permitting	-	11,103	11,103	7,925	19,028
Property holding costs	40,721	-	40,721	-	40,721
Resource estimation	-	47,478	47,478	6,390	53,868
Scoping study	-	-	-	27,231	27,231
Staking	17,949	-	17,949	-	17,949
Survey	34,338	6,187	40,525	6,556	47,081
Travel expenses	24,418	18,114	42,532	20,749	63,281
Wages	99,734	-	99,734	-	99,734
Total expenditures on Bear Lodge REE Project	1,609,496	2,724,518	4,334,014	2,307,444	6,641,458

Sundance Gold Project
Property acquisition costs	-	27,000	27,000	-	27,000
Exploration expenditures:
Assays	-	-	-	63,209	63,209
Camp	-	-	-	620	620
Drilling	-	4,148	4,148	297,360	301,508
Engineering consulting	-	2,050	2,050	10,150	12,200
Environmental costs	-	-	-	688	688
Geochemistry	-	800	800	4,800	5,600
Geological consulting	-	53,253	53,253	99,056	152,309
Geophysical	-	-	-	13,200	13,200
Field supplies	-	1,438	1,438	11,029	12,467
Land & claims	-	3,080	3,080	7,235	10,315
Overhead expenses	-	2,290	2,290	15,466	17,756
Permitting	-	2,654	2,654	-	2,654
Survey	-	-	-	3,142	3,142
Travel expenses	-	-	-	5,805	5,805
Total expenditures on Sundance Gold Project	-	96,713	96,713	531,760	628,473
Subtotal	$ 1,609,496	$ 2,821,231	$ 4,430,727	$ 2,839,204	$ 7,269,931

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

	Balance	Expenditures	Balance	Expenditures	Balance
	June 30, 2009		June 30, 2010		September 30, 2010
	(Audited)		(Audited)		(Unaudited)

Subtotal (balance forward)	$ 1,609,496	$ 2,821,231	$ 4,430,727	$ 2,839,204	$ 7,269,931

Eden Lake Property
Property acquisition costs	-	1,007,251	1,007,251	-	1,007,251
Option proceeds	-	(48,070)	(48,070)	(44,707)	(92,777)
Foreign exchange movement	-	-	-	34,101	34,101
Total expenditures on Eden Lake property	-	959,181	959,181	(10,606)	948,575

Nuiklavik Property
Property acquisition costs	-	725,187	725,187	-	725,187
Foreign exchange movement	-	-	-	(150)	(150)
Total expenditures on Nuiklavik property	-	725,187	725,187	(150)	725,037
TOTAL EXPENDITURES	$ 1,609,496	$ 4,505,599	$ 6,115,095	$ 2,828,448	$ 8,943,543

The Company completed an impairment analysis as at September 30, 2010 which considered the indicators of impairment in accordance with IAS 36, “Impairment of Assets”.

Management concluded that no impairment charge was required because:

•

there have been no significant changes in the legal factors or climate that affects the value of the properties;

•

all property rights remain in good standing;

•

the recent increase in prices in the rare-earth elements and gold;

•

exploration results continue to be positive for both the Bear Lodge REE Project and the Sundance Gold Project;

•

the rare-earth elements resource was recently increased;

•

the Company intends to continue its exploration and development plans on its Bear Lodge REE Project and the Sundance Gold Project; and

•

Medallion is optioning in to the Eden Lake Property and the Company is actively looking for a partner for the Nuiklavik Property.

Bear Lodge REE Project - Rare-earth Exploration and Evaluation

The Bear Lodge REE Project contains widespread indications of rare-earth elements (“REE”) and precious metals. REE are used in hybrid-electric-vehicles (HEV), many of which contain REE-bearing nickel-metal-hydride (Ni-MH) batteries and REE “super” magnets within electrical motors and generators; REE are also used in computers, cellular telephones, TV screens, wind turbines, fuel cells, magnetic refrigeration technologies, compact fluorescent lights, petroleum-refining catalysts and numerous other modern specialty technologies.

The mineral claims that comprise the Bear Lodge REE Project have been explored for REE, as well as precious metals and base metals, by a number of major mining companies during various periods over the

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010 past 40 years. These various exploration campaigns have identified a number of REE and precious metals indications that the Company believes warrant further exploration and evaluation.

The Company began exploration of the Bear Lodge REE Project properties in late 2004 (or in 2002 through its subsidiary, Paso Rico (USA)), focusing on the same target area previously identified by Hecla Mining Company (“Hecla”) from 1987 through 1991.  Twelve core holes drilled by the Company, averaging over 1,000 feet per hole, were drilled from 2004 through 2008, ten of which were targeted on the previously known REE-bearing carbonatite dikes, and oxidized equivalents, in the Bull Hill Southwest area.  Nine of the twelve holes intercepted significant REE intervals and confirmed and expanded the Bull Hill Southwest mineralized zone. The Bear Lodge REE Project contains predominantly the “light” REE (lanthanum, cerium, praseodymium, neodymium, and samarium) and small but significant quantities of the heavy REE (dysprosium and terbium).

The Company’s comprehensive NI 43-101 compliant Technical Report with initial resource estimates was dated April 14, 2009. The report incorporated descriptions of all the exploration work and metallurgical testing completed by the Company since the initial exploration NI 43-101-compliant report was issued in 2002. The report also included recommendations for additional exploration work to expand the REE mineral resource and the metallurgical testing program. The recommended work has been completed.

REE metallurgical testing during 2009 and 2010 made significant strides forward and additional work is in process.  Beneficiation tests were successful on oxidized samples and processes are being established to determine the feasibility of producing commercial REE products.

During the late summer and fall of 2009, Rare Element drilled twenty-two core holes, but two of them were incomplete due to inclement weather.  Fifteen holes were targeted to confirm and expand the resource area of the Bull Hill Southwest deposit and provide samples for continuing metallurgical work. Five holes were drilled to test the REE mineralized zone to the northwest, named the Bull Hill Northwest target, and one of the holes (RES 09-8) produced high-grade REE results. Highlights of the Bull Hill Southwest drill program include relatively thick intercepts of REE mineralization in all fifteen holes and higher grades in several of the drill holes. These results were used by the Company in completing an updated independent mineral resource estimate in May 2010. Metallurgical testing has continued with samples from these drill holes. The REE mineralization encountered in all fifteen new holes in the Bull Hill Southwest deposit is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill.

The Company has engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the rare-earth-element development potential of the Company’s Bull Hill Southwest and Bull Hill Northwest rare-earths deposits.

On October 13, 2009, the Company announced the identification of an additional REE target area approximately 1,500 feet northwest of the Bull Hill Southwest deposit at the Bear Lodge project. The Company designated this area as the Whitetail Ridge rare-earths exploration target, and it was drilled in 2010.

On May 26, 2010, the Company announced the results of an updated mineral resource estimate REE plus yttrium contained in two deposits located in the Bull Hill area of the Bear Lodge project. The updated resource estimate increased the total pounds of REO contained in the Bull Hill deposits by more than 50%. The resource was estimated by an independent consultant—Ore Reserves Engineering.

The new resource estimate was derived from an REE database that includes thirty-two core drill holes completed by the Company since 2004 for a total of 28,396.5 feet, plus sixteen drill holes, completed by other companies prior to 2004, for which REE data are available. Approximately 36% of the resource is within 100 feet of a drill hole and 75% of the resource is within 200 feet of a drill hole. The new resource

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010 estimate focuses on the dike sets in both the Bull Hill Southwest and the Bull Hill Northwest target areas. In addition, there is significant potential for expansion of both deposits and for definition of resources in other areas.

In June 2010, the Company started the next phrase of drilling on the Bear Lodge REE Project by focusing on: 1) upgrading the resource category from inferred to measured and indicated for a portion of the REE deposit; 2) expansion of the currently known REE deposits; and 3) discovery of additional REE-mineralized deposits within known target areas. The vast majority of the drilling will be conducted for near-surface REE targets in the oxide zones of mineralization. Work is being conducted under a permit that allows up to 200 acres of disturbance.

In August 2010, the Company announced progress toward defining a commercial process for REE concentration from oxide samples collected on the Bear Lodge REE Project. The favorable metallurgical test results on a large sample of near-surface high-grade oxide mineralization with an average grade of 8.0% REO indicate the following:  1) With scrubbing/attritioning in water, a preconcentrate is produced with a recovery of approximately 90% and a grade up to 20% REO; the REO resides in the finer fractions (-100 to -500 mesh); 2) Hydrochloric acid leaching of the preconcentrates in an agitation leach system gives a recovery of about 80 to 85% of the total REO from the original mineralized material in the same general proportions as the original REO distribution; 3) Additional testing is being conducted to optimize the processing methods.

Metallurgical testwork is being conducted at Mountain States R&D International, Inc. (MSRDI) of Vail, Arizona. Additional tests of REE extraction and separation are underway at Intellimet LLC of Missoula, Montana. Plans for confirmatory testing by NAGROM of Perth, Australia and by ANSTO of Sydney, Australia are being formulated. Bulk sampling of oxide mineralization from large diameter drill core and from surface trenches is complete and 8.8 tons of oxide mineralization was collected.  The bulk sample will be processed in a pilot plant test in 2011 as part of a planned prefeasibility study.

The metallurgical testing is ongoing on oxide samples. Nearly all of this material is sufficiently close to the surface for projected mining by open pit methods. The oxide resource is part of a larger total inferred resource (see news release dated May 26, 2010). The oxide zone mineralization extends from surface to depths of 400 to 500 feet. Excellent exploration potential for expansion of the oxide zone is being tested currently by a program of step-out drilling, while in-fill drilling is directed at an upgrade of the resource category.

The current testing program conducted on this oxide mineralization is designed to take advantage of the unique mode of mineral occurrence of the REE mineralization.  The mineralization is characterized by fine-grained REE minerals that variably adhere to the surfaces of the coarser gangue (non-REE-bearing) minerals. The REE minerals in oxide mineralization from the resource area are nearly all from the bastnasite group—listed in decreasing order of abundance: synchysite, parisite, and bastnasite, with generally minor monazite.

In September 2010, the Company released the rare-earth assay results from thirteen drill holes completed during the ongoing 2010 Bear Lodge REE Project core drilling program. All of these sets of results were encouraging and the news release can be viewed at www.rareelementresources.com.

On September 28, 2010, the Company announced the results of an NI 43-101 compliant "Preliminary Economic Assessment" or “PEA” or the “Study” on the rare-earth resources delineated on its 100% owned Bear Lodge REE Project.

The results of the PEA demonstrate that the Bear Lodge REE Project can achieve acceptable after-tax returns on invested capital and therefore warrants further investment to advance the project to a prefeasibilty level of analysis. Increased rates of return are potentially achievable through any combination of higher prices, increased product sales, higher resource/reserve grades, lower operating costs, or higher metal recoveries.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

The PEA recommends that the Bear Lodge REE Project proceed to a Preliminary Feasibility level analysis. The recommended work includes completion of bulk sampling, pilot plant testing, further drilling of the Bull Hill SW and NW deposits to upgrade more of the REE resources to Measured or Indicated categories of confidence, REO extraction and separation testwork on both the Bull Hill SW and NW deposits, environmental studies, mine permitting, and continuing community engagement.

The estimated cost of this work program is $15 million with the work to be conducted in two phases. Phase 1 comprises of preparation of an updated mineral resources estimate that includes 2010 drilling results, continued metallurgical testing, and a pilot plant test, which is anticipated to start in the spring of 2011. Phase 1 would include work to be conducted on samples and analyses from the 2010 drilling program and incorporated in a prefeasibility study. Phase 2 will include another drilling program for further resource expansion, resource definition, and collection of metallurgical samples that will be used in a subsequent full feasibility study. The Phase 2 program will then proceed to more detailed metallurgical testwork and engineering studies, leading to final process design and commercial testing, market studies, environmental studies and mine permitting, community consultation, engineering design, and economic modeling. Phase 2 work is planned to commence in the late spring of 2011, subject to positive results from Phase 1 and arranging additional financing for the project.

For further discussion on the PEA, please refer to the Company’s news release on September 28, 2010 which sets out a summary of information contained in the Technical Report dated on November 9, 2010 and filed on SEDAR, for investors to fully understand the information in the press release, they should read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in the press release.

On November 9, 2010, the Company announced further rare-earth element assay results from an additional eleven drill holes completed during the ongoing 2010 core drilling program, including nine drill holes in the Bull Hill Southwest resource area and the first two holes drilled at the Whitetail Ridge target area. The Whitetail Ridge results were marked by potentially significant gold mineralization in addition to the targeted REE mineralization. The objectives of the current drilling program are to expand the Bull Hill SW oxide resource and upgrade the resource category, and to explore for additional REE resources at the Bull Hill NW, Whitetail Ridge, and other target areas.

The Company has retained the services of a government affairs specialist, Mr. George G. Byers, to advance project development activities on the Bear Lodge REE Project. With the guidance of Mr. Byers, the Company has initiated a program to educate federal, state, and local government officials and community leaders about the quality and quantity of the Bear Lodge rare-earth resources, and about its exceptional exploration and development potential.

Dr. James G. Clark, L.Geo, the Company’s Vice President of Exploration, assisted by Dr. Ellen Leavitt, both qualified persons for the purposes of NI 43-101, lead the Bear Lodge REE Project exploration program. The Company expanded its advisory board to include Dr. Tony Mariano and Mr. Matt Bender as it advances its Bear Lodge REE Project.

Further information can be found in past news releases posted on the Company’s Sedar website (www.sedar.com).

During the three months ended September 30, 2010, the Company incurred $2,307,444 in exploration expenditures on the Bear Lodge REE Project. As of at September 30, 2010, the Company had incurred a total of $6,641,458 (June 30, 2010 - $4,334,014) on exploration work at Bear Lodge REE Project.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

Sundance Gold Project

On June 1, 2006, the Company’s wholly owned subsidiary, Paso Rico (USA), Inc. and Newmont signed an agreement to establish a gold exploration venture on the Company’s Bear Lodge, Wyoming property (the “Venture” or the “Sundance Gold Project”). Newmont had the right to earn a 65% participating interest in the Sundance Gold Project, excluding any rights to the REE and uranium, if Newmont spent $5 million on property and Newmont also had the right to earn an additional 15% participating interest. Newmont had staked additional Federal lode mineral claims and included them as part of the Venture’s property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

On May 12, 2010, the Company announced that it signed an agreement with Newmont that Newmont would not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Gold Project; thus, the Company maintains its 100% interest in the mineral potential within the entire property. All of Newmont’s 327 wholly owned claims outside the Venture were transferred to the Company. In consideration for transferring its claims and terminating the Venture, Newmont was granted a right-of-first-refusal on all claims if any claims are sold or dropped, excluding rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the new claims being transferred to the Company from outside of the Venture.

Newmont expended approximately $2.85 million over the last three years. Newmont’s withdrawal from the Sundance Gold Project creates an opportunity for the Company to control its own actions on the property at a time when record demand for gold and rare-earth elements is occurring. The withdrawal agreement honors an arrangement between Newmont and Bronco Creek Exploration Company (“Bronco Creek”) on Newmont’s formerly wholly owned claims; Bronco Creek will continue to receive minor payments and a retained 0.05% NSR royalty, with a cap, on precious and base metals produced on the transferred claims that were wholly owned by Newmont outside the venture area.

The Bear Lodge Property, with the additional claims, now consists of 489 claims and a leased Wyoming State section for a total of approximately 16 square miles. As a result of the withdrawal agreement with Newmont, the Company retains a totally unencumbered rare-earth project and now has 100% interest in all gold and other minerals in the Bear Lodge district. The core group of claims (Venture area) is free of royalties. The Company sees an immediate opportunity to define a potentially economic mineral gold resource by offset drilling of holes where Newmont encountered significant gold mineralization. The exploration goal for near-surface gold mineralization at the Taylor, Smith, and Carbon gold targets is to define and estimate a gold resource. The Bear Lodge alkaline-igneous complex, which has many geologic similarities to the Cripple Creek district in Colorado, also has the potential for discovery of deeper, high-grade gold mineralization along structural zones.

During the past four years, Newmont contributed significantly to the advancement of the Sundance Gold Project, and also to the geological, geochemical, and geophysical understanding of the entire project area. Their activities expanded the areas of known gold mineralization and led to increased understanding of the mineralization controls. Newmont drilled 45 holes in the Venture area and another 13 holes on their claims held outside the Venture.  Preliminary metallurgical testing of their drill samples of oxide mineralization suggests excellent gold recoveries (70-80%) in a heap leach system, depending on the crush size. An Environmental Assessment was completed and a Plan of Operations approved for 200 acres of disturbance, a much larger area than typically allowed under exploration permits because of the extent of both gold and rare-earth mineralization. All of the claims, technical data, and other pertinent information generated by Newmont in the district had been transferred to the Company. The Company has retained the services of geologist John Ray, Newmont’s former on-site project manager during the past four years, to manage the Company’s Sundance Gold exploration program.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

In July 2010, the Company started the drilling on the Sundance Gold Project. Gold exploration activity during 2010 is focused on: 1) detailed definition of known gold-mineralized targets with in-fill drilling, 2) step-off drilling from known mineralization, and 3) discovery of gold mineralization in a new peripheral gold target. The vast majority of the drilling will be conducted on near-surface targets with oxide zone mineralization, especially Smith, Taylor, and Carbon. Work is being conducted under a permit that allows up to 200 acres of disturbance.

One reverse circulation drill rig has been used to test the gold mineralization with approximately 35-40 angle drill holes, ranging from 500 to 800 feet in depth. A second drill rig may be added later in the program. A few deeper holes have been drilled where geological conditions and target concepts warrant testing for high-grade gold mineralization.

On September 21, 2010, the assay results from the initial eight rotary holes drilled on Sundance Gold Project were released. On November 9, 2010, the Company announced assay results from an additional 19 holes (SUN-067 to SUN-085).  A total of 19,415 feet (5,918 m) have been drilled on the project during 2010 on near-surface targets with oxide zone mineralization at the Smith, Carbon, and, most recently, Taylor target areas. All of these sets of results were encouraging and the news release can be viewed at www.rareelementresources.com.

The Company’s evaluation effort on the gold system is planned to culminate in an NI 43-101 compliant resource estimate that is scheduled for completion early in 2011. Mr. John Ray is leading the Sundance Gold Project exploration program.

During the three months ended September 30, 2010, the Company incurred $531,760 in exploration expenditures on the Sundance Gold Project. As of at September 30, 2010, the Company had incurred a total of $628,473 (June 30, 2010 - $96,713) on exploration work at Sundance Gold Project.

Compliance with NI43-101

Technical disclosure in this MD&A was prepared by or under the supervision of Donald E. Ranta, PhD, PGeo, a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Selected Annual Information

	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008
	Under IFRS	Under Cdn GAAP	Under Cdn GAAP
	$	$	$
Total revenues	40,163	17,492	29,786
General and administrative expenses	1,733,798	1,271,679	883,652
Loss for the year	(2,218,044)	(1,254,187)	(853,866)
Loss per share – basic and diluted	(0.08)	(0.05)	(0.04)
Total assets	17,814,634	4,034,219	3,394,225
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

Summary of Quarterly Results

Expressed In $	Sep 10 Quarter	Jun 10 Quarter	Mar 10 Quarter	Dec 09 Quarter	Sep 09 Quarter (Restated)	Jun 09 Quarter	Mar 09 Quarter	Dec 08 Quarter
	Under IFRS					Under Cdn GAAP
Total revenue	25,120	17,119	5,417	8,657	8,970	9,725	6,912	7,041
Net loss	(675,740)	(740,569)	(438,596)	(493,686)	(545,193)	(284,543)	(263,166)	(448,962)
Loss per share – basic and diluted	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)
Total assets	20,642,093	17,814,634	10,203,324	9,559,716	8,707,704	4,034,219	2,640,145	2,826,269
Total long-term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations for the three months ended September 30, 2010 compared to the three months ended September 30, 2009

The net loss for the three months ended September 30, 2010, totaled $675,740 compared to loss of $545,193 for the same period in 2009.  The basic and diluted losses per share were comparable and totaled $0.02.

Interest income was $25,120 for the three months ended September 30, 2010 and $8,970 for the same period in 2009 as a result of interest earned on the funds that the Company held in financial institutions.

Excluding the non-cash stock-based compensation expenses of $448,869 in 2010 and $313,566 in 2009, amortization expenses of $3,065 in 2010 and $935 in 2009, the foreign exchange gains due to operations of $17,221 and $7,827 respectively in 2010 and 2009, total general and administrative costs were $266,147 for the three months ended September 30, 2010 and $247,489 for the same period in 2009. The operating expenses increased by $18,658 due to increased costs in audit, legal, accounting and administrative fees as the Company became listed on the NYSE Amex LLC. The other administrative expenditures varied over the periods but the overall effect of the variance was not material.

The Company recognized a $30,129 (2009 - $nil) unrealized gain on available-for-sale marketable securities because of revaluating its marketable securities as of September 30, 2010.  As a result of this and the exchange differences on translation of foreign operations, the Company’s total comprehensive loss during the three months ended September 30, 2010 totaled to $416,165 (2009 - $426,374).

Liquidity

The Company’s working capital as at September 30, 2010 was $10,488,538 (June 30, 2010 - $11,126,921). As at September 30, 2010, cash totaled $11,060,969, a decrease of $399,507 from $11,460,476 as at June 30, 2010. The decrease of working capital and cash was due to cash used in exploration activities of $2,204,814, reclamation bond of $311,750 and operating activities of $544,184. The cash outflow was offset by the funds received from the exercised warrants and options of $2,466,046 and foreign exchange effect of $195,195 for exchange rate changes on behalf of cash held in foreign currencies.

The Company is well positioned to sustain itself in the longer term despite the current stock market volatility because it continues to maintain a very cost effective overhead model and the Company has adequate financial resources for its exploration programs for the Bear Lodge rare-earth project as well as the Sundance Gold project. With a total of 33,403,572 common shares outstanding as at September 30, 2010 and its strong working capital position, the Company is well positioned to last beyond fiscal 2011.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

Capital Resources

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	No. of Common Shares Issued & outstanding	Share Capital Amount
June 30, 2010	32,142,737	$19,003,005
September 30, 2010	33,403,572	$22,157,316
November 15 2010	35,005,965	$27,408,954

As at September 30, 2010, the Company had 3,029,000 stock options outstanding with exercise prices ranging from $0.55 CDN to $4.49 CDN expiring from April 28, 2011 to May 28, 2015. During the three months ended September 30, 2010, a total of 207,000 options were exercised at weighted average exercise price of $0.57 CDN for gross proceeds of $112,635. A fair value of $75,116 was recognized on these exercised options. Subsequently, another 444,000 options were exercised for gross proceeds of $397,380 CDN. If all the remaining outstanding options were exercised, the Company’s available cash would increase by $3,692,290 CDN.

During the three months ended September 30, 2010, all total 151,890 agent’s options were exercised at exercise price of $3.50 CDN for proceeds of $511,520. A fair value of $310,988 was recognized on these exercised agent’s options.

As at September 30, 2010, the Company had 2,895,251 warrants outstanding with exercise prices ranging from $1.00 CDN to $4.75 CDN expiring from November 27, 2010 to April 13, 2012. During the three months ended September 30, 2010, a total of 901,945 warrants (including 75,945 agent’s warrants) were exercised at weighted average exercise price of $1.99 CDN for gross proceeds of $1,727,547. A fair value of $416,505 was recognized on these exercised warrants. Subsequently, another 1,158,393 warrants were exercised for gross proceeds of $3,547,492 CDN. If all the remaining outstanding warrants were exercised, the Company’s available cash would increase by $7,390,701 CDN.

As of date of this MD&A, there were 35,005,965 common shares issued and outstanding and 39,327,823 common shares outstanding on a diluted basis.

The deficit totaled $8,271,346 as at September 30, 2010 (June 30, 2010 - $7,595,606). The increase is the result of the net loss of $675,740 for the three months ended September 30, 2010.

Potential environmental contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and generally becoming more restrictive.  The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

Related party transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

For the three months ended September 30, 2010

	Short-term employee benefit $	Other long-term benefit	Termination benefits	Share-based payments $(a)	Total $
Donald E. Ranta, Chief Executive Officer (c)	36,700	n/a	(b)	Nil	36,700
Mark T. Brown Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(d)	54,605	n/a	n/a	Nil	54,605

For the three months ended September 30, 2009

	Short-term employee benefit $	Other long-term benefit	Termination benefits	Share-based payments $(a)	Total $
Donald E. Ranta, Chief Executive Officer (c)	39,003	n/a	(b)	Nil	39,003
Mark T. Brown Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(d)	40,738	n/a	n/a	Nil	40,738

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

Under the terms of the management consulting agreement between the Company and Donald E. Ranta, Mr. Ranta is entitled to a payment equal to 3 months remuneration in the event Mr. Ranta is terminated by the Company without notice.

(c)

Mr. Ranta receives a monthly amount of $8,500 and effectively October 1, 2009, a monthly amount of $12,000 as management fees.

(d)

Pacific Opportunity Capital Ltd., a company controlled by the Chief Financial Officer of the Company, charged for rent, accounting and management fees for an accounting and administrative team of five people during fiscal 2010 and 2009 respectively.

Related party assets / liabilities

	Services for	As at September 30, 2010	As at June 30, 2010
Amounts due to:
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$27,485	$ 12,023

Amounts due from:
Nil		-	-

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

Risks and Uncertainties

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of exploring its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals and/or metals is volatile and cannot be controlled.  There is no assurance that the Company’s mineral-exploration activities will be successful.  The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The exploration of mineral resources on federal lands in the United States is subject to a comprehensive review, approval and permitting process that involved various federal, state and local agencies. There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost-effective manner. The US Congress may enact a law requiring royalties on minerals produced from federal lands, including unpatented claims.

All of the Company’s short- to medium-term operating and exploration cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration on its current properties.  Should changes in equity-market conditions prevent the Company from obtaining additional external financing; the Company will need to review its exploration-property holdings to prioritize project expenditures based on funding availability.

The Company competes with larger and better-financed companies for exploration personnel, contractors and equipment. Increased exploration activity has increased demand for equipment and services. There can be no assurance that the Company can obtain required equipment and services in a timely or cost-effective manner.

The Company’s operations in the United States and financing activities in Canada make it subject to foreign-currency fluctuations and such fluctuations may materially affect its financial position and results.

Financial instruments and related risks

The Company’s operations consist of the acquisition and exploration of exploration and evaluation in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a)

Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

 (i)

Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

(ii)

Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)

Derivative financial instruments

As at September 30, 2010, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c)

Interest rate risk

The Company’s interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate is very low as the Company has limited short term investments.

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $110,000.

d)

Currency risk

The Company’s property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company’s estimated one-year exploration expenditures by $140,000.

The Company does not invest in derivatives to mitigate these risks.

Management of capital risk

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through 2011.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$11,060,969	$-	$-	$11,060,969
Marketable securities	74,836	-	-	74,836
	$11,135,805	$-	$-	$11,135,805

Changes in Internal Control Over Financial Reporting

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonable likely to materially affect, the Company’s ICFR.

Disclosure Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining the Company’s disclosure controls and procedures.  Management, including the CEO and CFO, have evaluated the procedures of the Company and have concluded that they provide reasonable assurance that material information is gathered and reported to senior management in a manner appropriate to ensure that material information required to be disclosed in reports filed or submitted by the Company is recorded, processed, summarized and reported within the appropriate time periods.

While management believes that the Company’s disclosure controls and procedures provide reasonable assurance, they do not expect that the controls and procedures can prevent all errors, mistakes, or fraud.  A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in accounting policies including initial adoption

Conversion to International Financial Reporting Standards

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles (“Cdn GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending June 30, 2010.  Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Cdn GAAP.

As stated in Note 2 of the condensed consolidated financial statements, these are the Company’s first condensed consolidated interim financial statements for the period covered by the first annual condensed consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 of the condensed consolidated financial statements have been applied as follows:

•

in preparing the condensed consolidated interim financial statements for the three months ended September 30, 2010;

•

the comparative information for the three months ended September 30, 2009;

•

the statement of financial position as at  June 30, 2010; and

•

the preparation of an opening IFRS statement of financial position on the Transition Date, July 1, 2009.

In preparing the opening IFRS statement of financial position, comparative information for the three months ended September 30, 2009 and the financial statements for the year ended June 30, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP (“Cdn GAAP”).

An explanation of how the transition from Cdn GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1.  IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.  In preparing these financial statements, the Company has elected to apply the following transitional arrangements:

(a)

IFRS 1 - Business combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009.  There is no adjustment required to the July 1, 2009’s statement of financial position on the Transition Date.

(b)

IFRS 2 – Share-based payment transactions

IFRS 2 Share-based Payment has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

IFRS 2, similar to Cdn GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010 vesting method allowed under Cdn GAAP.  In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Cdn GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended September 30, 2009, the Company would have recorded $313,566 as share-based payment versus $112,670 stock-based compensation under Cdn GAAP.  As a result, $200,896 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under Cdn GAAP.  As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c)

IAS 27 – Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively.  As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d)

IAS 23 – Borrowing Costs

IAS 23 Borrowing costs has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e)

IAS 16 - Property, plant and equipment

IAS 16 Property, plant and equipment allows for property, plant and equipment to continue carried at cost less depreciation, same as under Cdn GAAP.

(f)

Reclassification within Equity Section

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its “contributed surplus” account and concluded that as at the Transition Date, the entire amount of $876,046 relates to “Equity settled employee benefit reserve”.  As a result, the Company believes that a reclassification would be necessary in the equity section between “Contributed surplus” and the “Equity settled employee benefit reserve” account.

For comparatives, as at September 30, 2009, the entire $871,524 “contributed surplus” account was reclassified into “Equity settled employee benefit reserve”.  Furthermore, as at June 30, 2010, $1,477,734 “contributed surplus” account was broken down into $1,166,746 “Equity settled employee benefit reserve” and $310,988 “Reserves for agents’ options”.

(g)

Cumulative Translation differences

IFRS requires that the functional currency of each entity of the company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the Transition Date, resulting in no change to the July 1, 2009 financial statements on the Transition Date.

For the three months ended September 30, 2009, the foreign exchange resulting from the consolidation amounted to a gain of $118,819, resulting in increasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2010 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

•

IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011; and

•

IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013.

Outlook

Following the 2010 update of its REE resource estimate and the release of information on its Scoping Study (PEA) on the Bear Lodge project, the Company continues with its ongoing drill program with a goal to upgrade the REE resource category from inferred to measured and indicated.

The Company will also follow the recommendations of the PEA to proceed with a Phase 1 program including preparing an updated mineral resources estimate to include 2010 drilling results and continuing metallurgical testing and a pilot plant test, which will all be included in a Preliminary Feasibility Study.  Upon successful completion of resource estimation and pilot plant testing of Phase 1, the Company will proceed with a Phase 2 program in preparation for a Feasibility Study level analysis to further expand its resource and collect metallurgical samples, proceed to more detailed metallurgical testwork and engineering studies leading to final process design and commercial testing, market studies, environmental studies, mine permitting, community consultation, engineering design and economic modeling.  Phase 2 is planned to commence in late spring of 2011, subject to positive results through Phase 1 and additional financing.

The Company also plans to define a gold mineral resource in early 2011 from the offset and in-fill holes that have been and are being drilled in areas where Newmont had encountered significant gold mineralization with its 2010 gold drilling program on the Sundance Gold Project at Bear Lodge, Wyoming.

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates”, “has potential to”, or “intends’ or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company’s business model; future operations, products and services; the impact of regulatory initiatives on the Company’s operations; the size of and opportunities related to the market for the Company’s products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

RARE ELEMENT RESOURCES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

Containing information up to, and including November 15, 2010

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Forward-looking statements included or incorporated by reference in this document include statements with respect to:

•

The progress, potential and uncertainties of the Company’s 2010 rare-earth drill program, metallurgical testing and 2010 gold-exploration drilling program at the Bear Lodge Property;

•

The potential and expectations in the NI 43-101 Mineral Resource Report and the PEA on the Bear Lodge Property;

•

Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties; and

•

Plans to complete an updated resource estimate and the Preliminary Prefeasibility level analysis.